UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FLOWSTONE OPPORTUNITY FUND

(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND

(Name of Filing Person(s) (Issuer))

SHARES
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Scott P. Conners

FlowStone Opportunity Fund

55 Nod Road, Ste 120

Avon, CT 06001

(312) 429-2419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

(212) 248 3140

July 2, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$6,776,047(a)	Amount of Filing Fee:	$739.27(b)

(a)       Calculated as the aggregate maximum value of Shares being purchased.

(b)       Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$739.27
Form or Registration No.:	SC-TO-I
Filing Party:	FlowStone Opportunity Fund
Date Filed:	July 2, 2021

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on July 2, 2021 by FlowStone Opportunity Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of the Fund (“Shares”) in an aggregate amount up to 462,845 Shares (representing up to approximately 5% of Shares outstanding as of March 31, 2021) on the terms and subject to the conditions set out in the Offer to Purchase and related Letter of Transmittal included as exhibits (a)(1)(ii) and (a)(1)(ii), respectively, to the Statement.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 2, 2021.

2.	As of August 2, 2021, no Shareholders validly tendered Shares prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Trent Statczar
Name:	Trent Statczar
Title:	Principal Financial Officer
Dated:	September 9, 2021

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